Reply Attention of Virgil Z. Hlus Direct Tel. 604.891.7707 EMail Address vzh@cwilson.com Our File No. 27595-0001 / CW3018884.7	Clark Wilson LLP Barristers & Solicitors Patent & Trade-mark Agents 800-885 W Georgia Street Vancouver, BC V6C 3H1 Tel. 604.687.5700 Fax 604.687.6314

January 7, 2010

VIA COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:	John Cash Accounting Branch Chief

Dear Sirs:

Re: KHD Humboldt Wedag International Ltd. Form 20-F for Fiscal Year Ended December 31, 2008 File No. 1-4192

Thank you for your letter of November 13, 2009 to Alan Hartslief with respect to the Form 20-F for the fiscal year ended December 31, 2008 filed by KHD Humboldt Wedag International Ltd. (the “Company”).  The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of November 13, 2009.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism...page 21.

1.
We note your response to comment 2, advising us that you currently engage “in business, primarily the provision of spare parts, with companies located in Iran, Sudan, Cuba, and Syria, countries that are currently designated as state sponsors of terrorism by the United States State Department.” Also, you list on your website a branch office that your subsidiary, KHD Humboldt Wedag GmbH, has in Iran. We note that your Form 20-F does not include disclosure regarding any contacts with Iran, Sudan, Cuba, and Syria. Please describe to us, with a view toward disclosure in future filings, the nature and extent of your past, current, and anticipated operations in, or other contacts with, Iran, Sudan, Cuba, and Syria, whether through subsidiaries or other direct or indirect arrangements. Your response should describe in reasonable detail any products, including spare parts, equipment, components, technology, or services you have provided to Iran, Sudan, Cuba, and Syria directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

An immaterial amount of the Company’s operations are conducted with companies in Iran, Sudan, Cuba and Syria. Such contact is facilitated solely through the Company’s Germany-based subsidiary, Humboldt Wedag GmbH, Cologne (“HWG”), a company organized and registered under the rules and regulations of Germany, which is indirectly held by the Company through its majority shareholding in KHD Humboldt Wedag International (Deutschland) AG.  To the Company’s knowledge, no U.S. persons (as that term is defined in the relevant Parts of Title 31 of the Code of Federal Regulations) have any role in the approval or execution of contracts with entities located in those countries.

HWG maintains a branch office in Iran that is dedicated to meeting the service requirements of existing customers in that region, primarily through the provision of spare parts.  Its involvement in Iran has primarily consisted of the provision of product upgrades and spare parts, such as thrust rollers, spring elements and rotary kilns, and some equipment supply, including the supply of clinker production lines, cement production lines and cement plant equipment, primarily for entities involved in the cement industry. In addition, HWG has assisted some customers by supervising the commissioning and erection of certain projects for which it has supplied equipment.

HWG’s business involvement in Cuba is limited to the provision of spare parts to customers, including ball valves, bearing shells, tyre and tyre fastening, roller supports and double flap boxes, and the delegation of supervisors to assist a customer. HWG’s business involvement in Syria has primarily consisted of the provision of spare parts to customers, including roller supports, flanges and a central lubrication pump.

No revenues have resulted from HWG’s operations in Sudan in the last three fiscal years or the current year to date. HWG’s involvement in Sudan prior to the last three fiscal years consisted solely of the provision of spare parts.

Quantitative disclosure regarding the revenues, assets and liabilities HWG has derived from the countries of Iran, Sudan, Cuba and Syria in the last three fiscal years and the most recent interim period are set out in a table in the response to comment two herein.

Going forward, HWG expects to have continuing operations involving the provision of spare parts to entities in Iran, Cuba, Syria and Sudan.  In addition, HWG may enter into contracts with entities in those countries for new projects in the future.  Possible projected revenues for fiscal years 2010 and 2011 are also set out in tabular format in the response to comment two herein, however there is no guarantee that such revenues will be earned or that HWG will be awarded the contracts on which such projected revenues are based.

The Company does not include detailed disclosure regarding HWG’s contacts with Iran, Sudan, Cuba and Syria in its Form 20-F as the Company does not believe that such information is material to investors. However, the risk factors included in the Company’s Form 20-F and its interim reports disclose that the Company engages and may continue to engage in business with parties in such countries and the Company’s website indicates that HWG has an office in Iran.  As such, the Company’s associations with companies in such countries is public information and is available to the Company’s investors.  The Company’s website and Form 20-F also include contact information for the Company where investors can make inquiries regarding such public information.  The Company has never received any inquiries from investors, analysts or underwriters regarding its operations in the aforementioned countries. In future filings, the Company will clarify that its business in such countries is conducted solely by its indirect subsidiary, HWG.

Given the nature of the economies in Iran, Cuba, Syria and Sudan, HWG may indirectly have contacts with governments of such countries through contractual relationships with companies that have both public and private ownership components or with entities controlled by those governments.  However, to the Company’s knowledge, neither it nor any of its subsidiaries, including HWG, has had commercial dealings with the governments of Iran, Cuba, Syria or Sudan or entities controlled by such governments.

2.
Please discuss, with a view toward disclosure in future filings, the materiality of your contacts with Iran, Sudan, Cuba, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Iran, Sudan, Cuba, and Syria for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you are aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, Cuba, and Syria.

For the reasons set out below, the Company does not believe that a reasonable investor would consider HWG’s business activities in Iran, Sudan, Cuba and Syria to be material from either a quantitative or qualitative standpoint.

The Company does not believe that the activities of HWG are material from a quantitative standpoint since the amount of revenue generated by these activities is not significant. The following table shows the Company’s total consolidated revenues, assets and liabilities for 2009, 2008, 2007 and 2006:

	2009 (to September 30) (unaudited)(1)	2008 (audited)(1)	2007 (audited)(1)	2006 (audited)(1)
Revenues	$366,208	$638,354	$580,391	$458,544
Assets	764,163	765,658	789,311	748,032
Liabilities	479,210	500,035	476,191	403,388
(1)	United States dollars in thousands.

The following table shows HWG’s estimated revenues, assets and liabilities associated with business with entities located in Iran, Cuba, Syria and Sudan for 2009, 2008, 2007 and 2006, as well as possible projected revenues for fiscal years 2010 and 2011:

	Iran		Cuba		Syria		Sudan
	($)(1)	(%)	($)(1)	(%)	($)(1)	(%)	($)(1)	(%)
2006
Revenues	25,392	5.5	491	0.1	328	0.07	-	-
Assets	580	0.08	-	-	-	-	-	-
Liabilities	177	0.04	-	-	-	-	-	-
2007
Revenues	27,768	4.8	445	0.08	151	0.03	-	-
Assets	134	0.02	-	-	-	-	-	-
Liabilities	92	0.02	-	-	-	-	-	-
2008
Revenues	8,644	1.4	428	0.07	397	0.06	-	-
Assets	328	0.04	-	-	-	-	-	-
Liabilities	370	0.07	-	-	-	-	-	-
2009 (to September 30)
Revenues	3,399	0.9	382	0.1	140	0.04	-	-
Assets	372	0.05	-	-	-	-	-	-
Liabilities	290	0.06	-	-	-	-	-	-
2010
Revenues	1,000	N/A	50	N/A	450	N/A	5,000(2)	N/A
2011
Revenues	1,300	N/A	50	N/A	550	N/A	-	N/A

(1)	United States dollars in thousands.

(2)	The Company considers the likelihood that it will be awarded the contracts to which these projected revenues pertain to be slim.

Revenues derived from contracts with entities in Iran were higher in fiscal years 2006 and 2007 as, during those years, HWG was under contract to build cement plants.  Thereafter, HWG’s operations in Iran have primarily consisted of the provision of spare parts for such plants.

As can be seen from the foregoing table, the Company’s associations with entities located in Iran, Cuba, Sudan and Syria comprise only a nominal amount of the Company’s total revenues, assets and liabilities and, as such, from a quantitative perspective, the Company’s associations with such entities do not constitute a material investment risk for its shareholders.

In future filings, the Company intends to make clear that it does not itself engage in any operations in the countries of Iran, Sudan, Cuba and Syria, and its indirect subsidiary, HWG, engages in only nominal operations in such countries.  Further, HWG’s dealings in those countries are immaterial from both a qualitative and quantitative perspective.

As set out in the response to comment one herein, the Company has publicly disclosed that it engages in operations in the countries of Iran, Sudan, Cuba and Syria.  The Company believes that shareholder inquiries about activities in such countries would be indicative of concerns in that regard, however the Company is not aware of any inquiries from investors, underwriters or analysts with respect to same nor has the Company identified any resulting negative impact on its reputation or share value as a result of such public information. The Company holds quarterly conference calls during which the Company’s investors can post questions or comments to the Company’s management and the Company is not aware of any inquiries regarding the Company’s activities in the aforementioned countries, including from any state or municipal governments or universities, or from any analysts or underwriters.  Additionally, as discussed above, none of HWG’s activities in those countries involve U.S. persons (as that term is defined in the relevant Parts of Title 31 of the Code of Federal Regulations) or have any other connection to the United States.

As a result, the Company does not believe that a reasonable investor would deem such activities material from a qualitative standpoint.  It is the Company’s position that the activities of HWG in Iran, Sudan, Cuba and Syria have not had, nor should they have, an impact on the Company’s reputation and share value.

Application of Critical Accounting Policies, page 46

Revenue Recognition, page 46

3.
Please expand the disclosures in your future filings to include the significant information you provided supplementally in response to our prior comment five. In this regard, please ensure that you discuss the cancellation clauses in your contracts including your legal and enforceable rights and clarify that you were entitled to payments related to the contracts comprising the $32 million loss you recognized in fiscal 2008, but that you chose to not pursue payment because there was significant uncertainty regarding collectability.

The information the Company provided supplementally in response to your prior comment five was included in the Company’s most recent report on Form 6-K disclosing its financial results for the interim period ended September 30, 2009 as filed with the Commission on November 16, 2009.  Specifically, under the heading “Results of Operations - Provisions for Terminated Customer Contracts”, the Company included the following disclosure:

Our typical business project involves three parties, being our company, the customer and the respective subcontractor(s) and supplier(s). Under our business model, we have contracts with our customers and contracts with the respective subcontractor(s) and/or supplier(s). If a customer defaults on a contract with us, we are still liable to the subcontractor(s) and/or supplier(s) as the result of our contract(s) with the subcontractor(s) and/or supplier(s). However, as our contracts with customers have cancellation clauses in place, in the event that we become liable to a subcontractor or supplier as a result of a customer defaulting on a contract with us, we have the right to pursue the defaulting customer for cancellation costs pursuant to the cancellation clauses.

In the event of the cancellation of a contract, we are typically contractually entitled to pursue the defaulting customer for some or all of: (a) compensation for the actual costs and expenses that we incur or are charged by subcontractor(s) or supplier(s) for work performed and purchase orders placed to the date of the cancellation of the contract; (b) any engineering costs directly attributable to the contract; (c) the costs for removing our equipment from the contract site and the return of equipment to us and/or the subcontractor(s) as well as the cost of the repatriation of our and/or the subcontractor(s) personnel; (d) a percentage of the total amount due under the contract to the extent that such amount has not already been paid to us in sums already invoiced; and (e) a percentage of the total cancellation costs as overhead.

After the onset of the financial crisis in third quarter of 2008, one of our customers entered into proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”), a creditors’ relief statute. In addition, certain customers approached us requesting cancellations or modifications of their contracts. These requests were generally of three types: (1) requests that contracts be cancelled; (2) requests that contracts be delayed; or (3) requests for modification of the scope of a contract (for example, a contract that was initially proposed to be three phases might be reduced to only two phases). In these cases, our engineers, project managers, finance managers and lawyers reviewed the project work and the terms of the contracts and subcontracts to determine our liabilities, including the potential liabilities under the purchase orders which had been committed.

During the fourth quarter of 2008 when this review was undertaken, contracts having a total value of $100.2 million were officially cancelled by customers defaulting on their contracts, and were removed from the order backlog as at December 31, 2008. Provisions of $6.0 million were established for the losses resulting from these contract cancellations as there was significant uncertainty as to whether we would receive the contractual cancellation costs under certain of these contracts. We are currently pursuing our legal rights against the defaulting customers under these contracts.

We also determined that certain revenue contracts included in the remaining order backlog were at risk as at December 31, 2008. These at risk contracts amounted to $159.2 million, comprised of: (1) $76.5 million relating to contracts that customers asked be delayed; (2) $2.7 million due to the customer entering proceedings under the CCAA; and (3) $80 million due to customers asking for changes in contract scope. We immediately suspended work on these contracts and instructed our suppliers to stop work on such contracts. In addition, we established a provision of $2.8 million for the contract classified as at risk due to the customer entering proceedings under the CCAA.

For two contracts that customers had requested be delayed, we determined that the respective customers were unlikely to proceed with the contracts and that there was significant uncertainty as to whether the customers would pay the cancellation costs due under such contracts, even if we pursued our legal rights to recover cancellation costs. As a result of this significant uncertainty, we established a provision of $14.9 million for such contracts as at December 31, 2008. We also recorded an impairment charge of $8.2 million for inventory and accounts receivable related to the delayed contract.

As such, we recognized a $32.0 million charge to the income statement in the fourth quarter of 2008 with respect to the cancelled contracts and the terminated customer contracts.

In the nine months ended September 30, 2009, we performed further critical analysis and continued negotiations relating to such at risk contracts and, as a result, determined that more at risk contracts should be terminated. Therefore, we increased our provision for the terminated contracts by $4.4 million, although the provision was reduced by $4.2 million as a result of our negotiations with suppliers. On September 30, 2009, these terminated customer contracts, aggregating $95.8 million, were officially cancelled and removed from the order backlog.

During the nine months ended September 30, 2009, when contracts were classified as terminated as a result of the further critical analysis and continued negotiations discussed above, we: (i) updated our estimates of amounts recognized at December 31, 2008; (ii) recorded our purchase obligations to the contract’s suppliers at the full amount we were contractually committed to pay such suppliers; (iii) determined the amounts that we expected to recover from the sale of any inventory related to such supplier contracts on the basis of the net realizable value of such inventory and recorded this amount as inventory in transit from suppliers; (iv) recorded a claim for the amount that we are owed by the customer as a result of not proceeding with the contracts, including cancellation costs due under the contract, less the amounts of any advance payments received; and (v) created a provision for those amounts that we believe we are unlikely to collect from the customer.

In addition, under the heading “Application of Critical Accounting Policies - Revenue Recognition”, the Company included the following disclosure:

The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method as required by Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3400, Revenue, which requires the percentage-of-completion method be used when performance consists of the execution of more than one act, and revenue be recognized proportionately by reference to the performance of each act. The percentage-of-completion method is also permitted under Accounting Research Bulletin 45, Long-Term Construction Type Contracts (“ARB 45”), to measure and recognize revenue and related costs. ARB 45 and American Institute of Certified Public Accountants’ Statement of Position 81-1 (“SOP 81-1”) indicate that the percentage-of-completion method may be used in lieu of the completed contract method when all of the following are present:

1.	reasonably reliable estimates can be made of revenue and costs;
2.	the construction contract specifies the parties’ rights as to the goods, consideration to be paid and received, and the resulting terms of payment or settlement;
3.	the contract purchaser has the ability and expectation to perform all contractual duties; and
4.	the contract contractor has the same ability and expectation to perform.

We derive our revenues from providing industrial plant engineering services and specifically designed equipment to build cement processing facilities. Typically, our project contract is a construction-type contract which takes more than one year to complete. The contracts for such projects specify the work to be performed by us; the timing; the amount and the method of the interim and final billings for the projects; and the other legal rights and obligations of our company and our customers.

We have a reliable management information system in place to reasonably estimate the costs to complete a contract and the extent of progress made towards completion of each contract. Prior to executing a contract, we usually perform a credit check on the customer and in certain cases take payment security from the customer. We follow internal compliance review and monitoring procedures prior to executing contracts and during project execution to ensure that we and our customers have the ability and expectation to perform all contractual duties. Accordingly, we are of the opinion that the criteria of both Canadian and U.S. GAAP are met for the application of the percentage-of-completion method.

Revenues from change orders are recognized only after the change orders are approved by our customers, which results in our company having a legal and enforceable right to payment for the work performed on contracts that have been modified.

The major challenges in using the percentage-of-completion method of accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectability of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, particularly with respect to costs incurred to date and total estimated costs of completion, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected.

If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

The Company intends to continue to include the foregoing disclosure in future annual and interim filings.

Note 26. Financial Instruments, page 111

4.	We note your response to our prior comment nine. As previously requested, please tell us your intentions regarding future disclose related to the information we requested.

The Company included the following information regarding the preferred shares of Mass Financial, which was included in its response to prior comment nine, in its most recent report on Form 6-K for the interim period ended September 30, 2009, as filed with the Commission on November 16, 2009, under the heading “Results of Operations - Settlement of Preferred Shares of Mass Financial and its Former Subsidiary”:

Our previous investment in the preferred shares of Mass Financial and one of its former subsidiaries, that was offset by indebtedness owed to Mass Financial, was a legacy asset and was recorded at its estimated fair value of Cdn$23.42 million as at both March 31, 2009 and December 31, 2008. We recognized a fair value loss of $55.1 million on the preferred shares as at December 31, 2008 that we determined to be an other than temporary decline in value as, at that point, we expected to negotiate a settlement of the net position of our investment in the preferred shares.

The fair value of the preferred shares was based on certain significant assumptions, including: time value; yield curve; the issuing counterparty’s ability and/or intent to redeem; and that the preferred shares of Mass Financial and its former subsidiary would be retracted or redeemed in accordance with their terms. The preferred shares were classified as available-for-sale securities and quoted market prices were not available. As such, we were required to consider the lack of a liquid, active market in our determination of the fair value of the shares. The fact that there was no liquid, active market for the shares, there was a limited pool of potential buyers and quoted market prices were not available were of key importance in our determination of the fair value of the shares. We determined the fair value of the preferred shares using a discounted cash flow model and considering the quoted market prices of securities with similar characteristics in conjunction with the assumptions discussed above. At December 31, 2008, as disclosed in our annual report on Form 20-F, the primary assumption used in our discounted cash flow model was a discount rate of 30% based on observable current market transactions in instruments with similar characteristics, with modifications for market liquidity and the features of the preferred shares.

In our annual report on Form 20-F, we announced that as part of the continued realignment of our business to focus on the expansion of our industrial plant engineering and equipment supply business, we had entered into negotiations with Mass Financial in an effort to come to an agreement regarding the immediate realization of the economic value of the preferred shares of Mass Financial and one of its former subsidiaries by way of redemption of these shares. For more information, please see “Item 5 — Operating Results — Fair Value Loss on Preferred Shares of Mass Financial and its Former Subsidiary” in our annual report on Form 20-F.

On May 12, 2009, we entered into and completed an agreement with Mass Financial for the settlement of the non-transferable preferred shares of Mass Financial and its former subsidiary for net consideration of Cdn$12.28 million, which represented the gross settlement amount of the preferred shares of Cdn$49.28 million offset by the indebtedness of Cdn$37.00 million owed to Mass Financial. The payment of the Cdn$12.28 million was settled as follows:

(a)	Cdn$8.28 million being satisfied by Mass Financial agreeing to transfer 788,201 of our common shares to us. The number of shares to be delivered was calculated by dividing Cdn$8.28 million by the book value of our common shares as at December 31, 2008. 262,734 of our common shares, valued at Cdn$2.76 million, were delivered to us on May 12, 2009 and the remainder (having a value equivalent to Cdn$5.52 million) were to be delivered no later than July 20, 2009. In July 2009, Mass Financial failed to deliver the remainder of the common shares and, as permitted under the terms of the agreement, made a cash payment to us in lieu of delivery of the remainder of the common shares;

(b)	Cdn$1.71 million being satisfied by way of cash payment by Mass Financial to our company on May 12, 2009;
(c)
Cdn$1.75 million being satisfied by way of issuance to our company of an assignable promissory note having a principal amount of Cdn$1.75 million, a term of 24 months and an interest rate of 4% per annum payable annually in cash. The note is repayable at the option of the issuer by the issuance of common shares of Mass Financial based on the number of common shares of Mass Financial equalling the amount being repaid divided by the 30-day volume weighted average trading price for the Mass Financial common shares. The promissory note can be repaid or be redeemed at any time in cash at the option of the issuer; and

(d)	Cdn$539,697 being satisfied by setting-off of accrued and unpaid interest on our indebtedness to Mass Financial pursuant to a loan agreement with Mass Financial dated January 31, 2006.

As a result of the negotiated settlement of the preferred shares, we recognized a subsequent loss of $9.5 million in the second quarter of 2009. In our report on Form 6-K for the six-month period ended June 30, 2009, we determined that there was no change in the fair value of the shares between December 31, 2008 and the settlement date. We came to this conclusion after determining that there was no significant change in market conditions for similar securities between December 31, 2008 and the settlement date.

The settlement of the preferred shares allowed us to meet our objective of liquidating or realizing on the economic value of the preferred shares, which, due to the limited market for the preferred shares, we might not otherwise be able to do. This was one of the primary reasons why we agreed to settle the preferred shares at an amount less than their fair value.

In addition, we considered a variety of entity-specific factors, including material tax consequences, the importance of maximizing cash holdings given the current economic situation, the ability to reduce the number of our outstanding common shares, the impact of the transaction on creditors, lenders, shareholders and other interested parties, the fact that the preferred shares were not core assets and the current economic value of the preferred shares, that were not taken into account when we determined the fair market value of the preferred shares as at December 31, 2008. After considering these factors, our independent directors, as recommended by our audit committee, concluded that the advantages to shareholders of proceeding with the transaction outweighed the disadvantages stemming from the additional $9.5 million loss that we would recognize on the settlement of the preferred shares, which resulted in our decision to proceed with the negotiated settlement and record the additional loss.

The Company intends to continue to include the foregoing disclosure in future annual and interim filings.

Exhibits

5.
We reviewed the response to prior comment 11. KHD Humboldt Wedag International must request confidential treatment of information otherwise required to be disclosed in a Form 20-F. See Rule 24b-2 under the Exchange Act. Submit promptly a confidential treatment request to the Commission’s Office of the Secretary for the portions of the agreements for which KHD Humboldt Wedag International is seeking confidential treatment. Concurrently, file by amendment to the Form 20-F the portions of the agreements for which KHD Humboldt Wedag International is not seeking confidential treatment. In preparing the confidential treatment request, you may wish to refer to our February 28, 1997 Staff Legal Bulletin 1 and our July 11, 2001 Staff Legal Bulletin 1A that are available on the Commission’s website at http://www.sec.gov.

In prior comment 11, the Commission asked that the Company explain why it has not filed as exhibits to its annual report on Form 20-F an independent consulting agreement, employment agreements and a management services agreement disclosed under the heading “Employment Agreements and Termination of Employment or Change of Control” in the Company’s Form 20-F.

Instruction 4(c) under the heading “Instructions as to Exhibits” in the Form 20-F states that management contracts or compensatory plans, contracts or arrangements must be filed as exhibits to the Form 20-F unless, among other things, public filing of the management contract or compensatory plan, contract or arrangement, or portion thereof, is not required in the company’s home country and is not otherwise publicly disclosed by the company.

The Company is a British Columbia company governed by the corporate laws of the Province of British Columbia and the securities laws of the Province of British Columbia and other regulations and policies applicable to Canadian companies as adopted by the Canadian Securities Administrators (the “CSA”). As a public company, the Company is defined as a “reporting issuer” under such laws and policies. As such, the Company is subject to the policies of the CSA applicable to reporting issuers with respect to the disclosure of management contracts. Such requirements are set out in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of the CSA. NI 51-102 and the companion policy to NI 51-102 can be found at

http://www.bcsc.bc.ca/uploadedFiles/securitieslaw/policy5/51-102%20Continuous%20disclosure%20obligations%20[NI].pdf

and

http://www.bcsc.bc.ca/uploadedFiles/securitieslaw/policy5/51-102CP(1).pdf,

respectively. Section 12.2(1) of NI 51-102 states:

(1)	Unless previously filed, a reporting issuer must file a material contract entered into

(a)	within the last financial year; or

(b)	before the last financial year if that material contract is still in effect.

Section 12.2(2) goes on to state:

(2)	Despite subsection (1), a reporting issuer is not required to file a material contract entered into in the ordinary course of business unless the material contract is

(a)	a contract to which directors, officers, or promoters are parties other than a contract of employment

(our emphasis)

The companion policy to NI 51-102 states that one way for a reporting issuer to determine whether a contract is a contract of employment is to consider whether the contract contains payment or other provisions that are required disclosure under Form 51-102F6 Statement of Executive Compensation (“Form 51-102F6”) of the CSA.  The Company includes disclosure pertaining to compensation payable to its directors and officers in both its Form 51-102F6 for Canadian regulatory purposes and in its Form 20-F, under the heading “Employment Agreements and Termination of Employment or Change of Control”, that is filed annually with the Commission.  Therefore, contracts between the Company and its directors and officers fall within the concept of contracts of employment as set out in NI 51-102 and are not required to be publicly disclosed in Canada.

As the Company is not required to file copies of contracts of employment between it and its directors or officers under laws applicable to British Columbia reporting issuers pursuant to NI 51-102, the Company has determined that, in accordance with the “Instructions as to Exhibits” in the Form 20-F, it is not required to file copies of such agreements as exhibits to its annual reports on Form 20-F.

Acknowledgment Letter

In connection with the Company’s response to your comments, we have included a letter from the Company acknowledging the three statements as set out in your letter of November 13, 2009.

We look forward to any further comments you may have regarding the Form 20-F or with respect to any of the above responses.  Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per:  /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/ljm

Encl.
cc:	Alan Hartslief
Chief Financial Officer
KHD Humboldt Wedag International Ltd.

www.cwilson.com